

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Sean Bohen
Chief Executive Officer
Olema Pharmaceuticals, Inc.
512 2nd Street, 4th Floor
San Francisco, CA 94107

> **Re: Olema Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 30, 2020**
> **File No. 333-249748**

Dear Dr. Bohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Clinical trial collaboration and supply agreement with Novartis, page 123

1.	We note your disclosure that Novartis will reimburse you for a majority of the direct outside costs that you incur related to conducting the activities under the agreed development plan in conducting the clinical trials for the combined therapies. Please revise to disclose that there is an aggregate cap on the amount of direct outside costs that Novartis is responsible for reimbursing and quantify the general range of such cap.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences